

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 28, 2021

Michael P. Brueck
Kirkland and Ellis LLP
601 Lexington Avenue
New York, NY   10022

> **Re: Monmouth Real Estate Investment Corporation**
> **PREC14A Preliminary Proxy Statement filed on Schedule 14A**
> **Filed on July 27, 2021 by Starwood Real Estate Income Trust, Inc.**
> **File No. 001-33177**

Dear Mr. Brueck:

On behalf of Starwood Real Estate Income Trust, Inc., you have requested that the Commission exercise its authority, as delegated by 17 CFR § 200.30-1(f)(4), to shorten, upon a showing of good cause, the ten calendar-day period between the filing of the above-captioned Preliminary Proxy Statement and the mailing of the definitive proxy statement, as prescribed by Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended.

Based upon the showing of good cause, your request is hereby granted. Accordingly, Starwood Real Estate Income Trust, Inc. may file and commence the mailing of its definitive proxy statement prior to the expiration of the ten calendar-day period required by Rule 14a-6(a).

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Sincerely,

/s/ Ted Yu

Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

cc: Shaun Mathew, Esq.
     Kirkland & Ellis LLP